Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended					13 Weeks Ended April, 2 2010	14 Weeks Ended April, 3 2009	52 Weeks Ended April, 2 2010
	December 30, 2005	December 29, 2006	December 28, 2007	December 26, 2008	January 1, 2010
	(dollars in thousands)
Earnings
Net income	$30,815	$31,634	$27,839	$26,452	$11,322	$3,408	$4,124	$10,606
Income taxes	1,248	1,562	1,015	947	122	(62)	(44)	104
Interest (a)	14,758	13,726	13,006	12,547	11,872	2,909	3,383	11,398
Estimated lease interest (b)	0	0	0	0	0	0	0	0

Total earnings	46,821	46,922	41,860	39,946	23,316	6,255	7,463	22,108

Fixed charges (a+b)	14,758	13,726	13,006	12,547	11,872	2,909	3,383	11,398

Ratio of earnings to fixed charges	3.2	3.4	3.2	3.2	2.0	2.2	2.2	1.9

COMPUTATION OF PROFORMA RATIO OF EARNINGS TO FIXED CHARGES

	January 1, 2010	13 Weeks Ended April, 2 2010	14 Weeks Ended April, 3 2009	52 Weeks Ended April, 2 2010
	(dollars in thousands)
Fixed charges
Historical fixed charges	11,872	2,909	3,383	11,398
Add: Increase in interest from refinancing	2,803	760	493	3,069

Proforma fixed charges	14,675	3,669	3,876	14,467

Earnings
Total earnings as above	23,316	6,255	7,463	22,108

Proforma ratio of earnings to fixed charges	1.6	1.7	1.9	1.5